SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) N.º 43.776.517/0001-80

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp  (“Company” or “Sabesp”) hereby announces to its shareholders and the market in general that the Municipality of Guarulhos, considering the risk of continuity in the rendering of adequate public sewage services in the municipality, in view of the decree of termination provided by the Municipal Decree No. 36.142, notified Sabesp to take over on an emergency basis, the municipal sewage service operations previously performed by SAGUA.

The possibility of Sabesp to render the municipal sewage service on an emergency basis is foreseen in the terms of clauses 2.2 and following, of the Contract for the Provision of Public Services of Water and Sewage (Contract) signed between the Municipality, Sabesp and the Government of State of Sao Paulo (State).

In accordance with the Contract, Sabesp will start the emergency operation within 72 hours. The emergency operation may have a duration of 60 days, extendable for the same period.

During the period of emergency operation, the Municipality, the State and Sabesp shall agree and sign the terms of an amendment to the Contract in order to formalize the transfer of these additional services to Sabesp.

At the end of the emergency operation period, if the amendment has not been entered into, the Municipality will be responsible for providing the services previously operated by Sabesp.

The Municipal Decree No. 36142 and the Contract signed between the Municipality, Sabesp and the State Government, can be found on Sabesp's Investor Relations website.

The Company will keep the market informed of developments in the subject matter of this Notice to the Market.

São Paulo, August 22, 2019.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 23, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.